IAMGOLD
CORPORATION

TSX: IMG NYSE: IAG

NEWS RELEASE

IAMGOLD ANNOUNCES FATALITY FROM OFF-SITE ACCIDENT IN BURKINA FASO

Toronto, Ontario, November 25, 2022 – IAMGOLD Corporation (NYSE:IAG) (TSX:IMG) ("IAMGOLD" or the "Company") deeply regrets to report the death of an IAMGOLD employee who passed away on Tuesday as a result of injuries sustained in an off-site accident in northeastern Burkina Faso.

The accident occurred when IAMGOLD team members were assisting with the hoisting of mobile equipment. An investigation into the incident has been initiated by the Company and we are working closely with local authorities.

"On behalf of IAMGOLD, we extend our sincerest sympathies and support to our colleague's family, friends and co-workers," said Maryse Bélanger, Chair and Interim President and CEO of IAMGOLD.

IAMGOLD is working to ensure those impacted in this accident will receive the necessary support, counselling and assistance during this difficult time. Essakane operations have continued, with plans for safety stand-downs to reflect on the loss and reinforce the commitment to Zero Harm® and safety best practices.

ABOUT IAMGOLD

IAMGOLD is a mid-tier gold mining company operating in North America, South America and West Africa. The Company has three operating mines: Essakane (Burkina Faso), Rosebel (Suriname) and Westwood (Canada), and is building the large-scale, long life Côté Gold project (Canada) which is expected to commence production in early 2024. In addition, the Company has a robust development and exploration portfolio within high potential mining districts in the Americas and West Africa.

IAMGOLD employs approximately 5,000 people and is committed to maintaining its culture of accountable mining through high standards of Environmental, Social and Governance ("ESG") practices, including its commitment to Zero Harm®, in every aspect of its business. IAMGOLD is listed on the New York Stock Exchange (NYSE:IAG) and the Toronto Stock Exchange (TSX:IMG) and is one of the companies on the Jantzi Social Index ("JSI"), a socially screened market capitalization-weighted consisting of companies which pass a set of broadly based environmental, social and governance rating criteria.

IAMGOLD Contact Information

Graeme Jennings, Vice President, Investor Relations
Tel: 416 360 4743 | Mobile: 416 388 6883

Toll-free: 1 888 464 9999
info@iamgold.com

All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le www.iamgold.com/French/accueil/default.aspx.